Skullenwink LLC



ANNUAL REPORT

14825 E SHEA BLVD STE 101

FOUNTAIN HILLS, AZ 85268

(480) 292-9541

bonehausbrewing.com

This Annual Report is dated April 9, 2025.

BUSINESS

Skullenwink LLC (dba "Bone Haus Brewing" or the "Company"), a Limited Liability Company organized under the laws of the state of Arizona that manufactures, distributes and sells beer and other beverages such as craft soda, coffee and other merchandise, both through wholesale and retail channels.

The Company's business model consists of selling beer through wholesale channels focused on bars, restaurants, mass-retailers, bottle shops, casinos and other attractions as well as through retail channels direct to the end consumer via a retail tap room and online sales. Our beer is sold across Arizona at bars, restaurants, mass-retailers, bottle shops, casinos and other attractions like Safeway, Albertson's, Total Wine & More, AJ's Market, and Whole Foods, as well as direct-to-consumer business online and in the tap room. The Company has established a well-developed brand that deeply resonates with customers and is incredibly unique, unlike any other brewery. The Company is managed by a very experienced team led by a former executive from Fender Musical Instruments, and includes professional brewers, project managers, social media influencers, Cicerones and marketing/sales career professionals. Skullenwink LLC is doing business as Bone Haus Brewing.

Previous Offerings

Name: Class A Membership Units

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 6,700,000

Use of proceeds: Executive Voting Shares

Date: February 13, 2018

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenue: Our revenue has been negatively impacted by two primary factors – a decrease in tap room traffic and a general decrease in nationwide craft beer sales. In our tap room, we have seen a 16% decrease in daily sales as our wholesale business has held flat from 2023 to 2024. Our wholesale business has shifted from more through distributors in 2023 to now more in self-distribution in 2024 with less volume but higher margins. The nationwide craft beer sales are down 2% predominantly explained by younger generations having less affinity for craft beer products and the number of craft breweries being normalized from previous years' rapid growth.

Cost of Revenue: Cost of Revenue varies depending on the product being sold due to differences in ingredient costs as well as different point of sale prices. There is also higher margin on beer sold in our tap room as opposed to beer sold for distribution. On average our beers cost approximately $0.08 per oz to produce and we sell them on average for approximately $0.44 per oz in the tap room and $0.12 per oz to our distributor and other wholesale accounts. This cost factors in raw ingredients, packaging and labor. This year we had a significant cost increase in yeast nearly upwards of 300% but this was offset through other efficiencies found and a reduction in labor.

Gross Margins: Currently we are running with a gross margin of 70-80% for beer sold in our tap room and 25-45% for beer sold through self-distribution and 8-34% to our distributors in Arizona. Industry standard margins for craft beer are 20-30% so we are in line with those numbers.

Expenses:

Expense

Expense
60000 · Operating Expenses
60005 · Marketing& Advertising
60004 · Travel 13,881.69
60006 · Charitable contributions 4,315.00
60007 · Marketing 25,459.06
60008 · Entertainers/Bands/Contractors 48,539.20
Total 60005 · Marketing& Advertising 92,194.95
60012 · Dues & Subscriptions 600.00
60015 · Insurance-Liability 5,749.36
60016 · Bank Service Charges 4,192.63
60025 · Legal & Professional Fees 10,513.59
63400 · Office Expenses 915.55
63500 · Licenses & Fees 2,291.00
67000 · Meals and Entertainment 142.55
Total 60000 · Operating Expenses 116,599.63
68000 · Staff Compensation
68001 · Staff wages 200,985.22
68002 · Officers Compensation 13,008.67
68005 · Payroll Taxes 27,482.47
68004 · Insurance - Workers Comp 2,507.24
68006 · Payroll Processing Service 12,088.02
Total 68000 · Staff Compensation 256,071.62
69000 · Facilities Expenses
69005 · Rent or Lease 84,680.37
69010 · Utilities 24,986.47
69015 · Repair & Maintenance 6,092.05
Total 69000 · Facilities Expenses 115,758.89
Total Expense 488,430.14

Historical results and cash flows:

The historical results and cash flows demonstrated in this document are representative of the current craft beer climate. The business has seen positively increasing revenue values year after year until the last two years where the normalization of craft has taken hold. There is future demand building for our product due to a number of factors including improved social media presence, event attendance, internal sales team development and external distribution via winning a contract for two of our brands to be sold in 34 Albertsons/Safeway grocery stores in the Spring of 2025. The plans for the future include growing our presence in major grocery store chains and resorts with inexpensive but high quality brands, while focusing on improving quality on high-end beers to become a destination brewery. Our cost of revenue, while it can fluctuate, has become very consistent so we anticipate that to stay dialed in as we grow. By creating efficiencies in our brew process and standardizing our beers we have been able to cut down our cost per oz of product and ensure that it is repeatable across all brews.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $35,465.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

At the end of 2024, our debt scenario is as follows:

Creditor: Chase Bank - credit card
Amount Owed: $42,357
Interest Rate: 23.24%

Creditor: First Citizens Bank - credit card
Amount Owed: $73,691
Interest Rate: 19.24%

Creditor: First Citizens Bank - LOC termed
Amount Owed: $87,941
Interest Rate: 7.8%

Creditor: First Citizens Bank - Loan
Amount Owed: $162,099
Interest Rate: 6.35%

Creditor: Square - Loan
Amount Owed: $49,260
Interest Rate: 0%

We are currently working with the banks to consolidate debt with the goal of significant pay down through next year.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Keith Chapman

Keith Chapman's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Co-Founder / Chief Executive Officer
Dates of Service: February, 2015 - Present
Responsibilities: Finance, Sales, Marketing, Production, Operations, Business Development, HR, IT

Name: Andy Weiner

Andy Weiner's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Co-Founder
Dates of Service: February, 2015 - Present
Responsibilities: Currently Silent

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Units
Member Name: Keith Chapman
Amount and nature of Beneficial ownership: 3,350,000
Percent of class: 50.0

Title of class: Class A Units
Member Name: Andy Weiner
Amount and nature of Beneficial ownership: 3,350,000
Percent of class: 50.0

Title of class: Class B Units
Members from StartEngine Community from last raise

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

The company has authorized Class A Units, and Class B Units. As part of the Regulation Crowdfunding raise, the Company offered up to 1,070,000 of Class B Units.

Class A Units

The amount of security authorized was 6,700,000.

Voting Rights

Except as may be provided in this Certificate of Incorporation or required by law, the Class A Units shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Units being entitled to one vote for each share of Class A Units held of record by such holder on such matters.

Material Rights

The Class A Members have certain rights of first refusal and buyout rights with respect to the other Class A Members, which are not applicable to the Class B Units. Please refer to the Operating Agreement attached as an Exhibit to this Form C for more information.

Class B Units

The amount of security authorized was 1,100,000.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

There are no material rights associated with Class B Units.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class B Units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the brewing industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, offered Class B Units in the amount of up to $ 1,070,000 in the most recent offering, and may close on any investments that are made. Even with the amount raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Units. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per unit. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with No Voting Rights The Class B Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a non-voting, minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. In the event of future offerings, once we meet our target amount for that offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our products obsolete or that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify. We have existing intellectual property that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the intellectual property unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the TTB (Alcohol and Tobacco Tax and Trade Bureau) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, which may include manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Industry Risks We are subject to extensive government regulation; changes in or violations of law or regulations could materially adversely affect our business and profitability. Our business of producing and distributing alcoholic beverages is subject to extensive regulation by national and local governmental agencies and United States of America authorities. These regulations and laws address such matters as licensing and permit requirements, competition and anti-trust matters, trade and pricing practices, taxes, distribution methods and relationships, required labeling and packaging, advertising, sales promotion and relations with wholesalers and retailers. Also, new regulations or requirements or increases in excise taxes, customs duties, income taxes, or sales taxes could materially adversely affect our business, financial condition and results of operations. In addition, we are subject to numerous environmental and occupational, health and safety laws and regulations. We may also incur significant costs to maintain compliance with evolving environmental and occupational, health and safety requirements, to comply with more stringent enforcement of existing applicable requirements or to defend against challenges or investigations, even those without merit. Future legal or regulatory challenges to the industry in which we operate or to us or our business practices and arrangements could give rise to liability and fines, or cause us to change our practices or arrangements, which could have a material adverse effect on us, our revenues and our profitability. Governmental regulation and supervision as well as future changes in laws, regulations or government policy (or in the interpretation of existing laws or regulations) that affect us, our competitors or our industry generally strongly influence our viability and how we operate our business. Complying with existing regulations is burdensome, and future changes may increase our operational and administrative expenses and limit our revenues. For example, we are currently required to have permits to produce and distribute our products to wholesalers. Many of these permits, such as our general permit for wholesale trade, must be renewed when they expire. Although we believe that our permits will be renewed upon their expiration, there is no guarantee that such will be the case. Revocation or non-renewal of permits that are material to our business could have a material adverse affect on our business. Additionally, our permits may be revoked prior to their expiration date due to non payment of taxes or violation of health requirements. Therefore, our business would be materially and adversely affected if there were any adverse changes in relevant laws or regulations or in their interpretation or enforcement. Our ability to introduce new products and services may also be affected if we cannot predict how existing or future laws, regulations or policies would apply to such products or service. Regulatory decisions and legal, regulatory and tax changes could limit our business activities, increase our operating costs and reduce our margins. Our business is subject to extensive regulation. This may include regulations regarding production, distribution, marketing, advertising and labeling of beverage alcohol and our other products. We are required to comply with these regulations and to maintain various permits and licenses. With respect to our alcoholic beverages, we are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell beverage alcohol products. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting beverage alcohol products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of beverage alcohol products is subject to extensive taxation. An, including, but not limited to, import taxes. The increase in taxation could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol. Disruptions in supply chain or increases in ingredient, product and other supply costs could adversely affect our profitability and operating results. Our business depends on frequent deliveries of ingredients and other products. We believe that we shall have adequate sources of supplies for ingredients and products to support our operations, there are many factors which could cause shortages or interruptions in the supply of ingredients and products, including, but not limited to, weather, unanticipated demand, labor, production or distribution problems, quality issues, costs, a recurrence of the COVID-19 outbreak or the outbreak of other pandemics. Any of these events or conditions may adversely affect the ability of suppliers to fulfill their obligations, which may negatively affect our restaurant operations. Some of these factors are beyond our control, and could have an adverse effect on our business and results of operations. Class action or other litigation relating to alcohol abuse or misuse could adversely affect our business. Companies in the alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. It is also possible that governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the alcohol industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type. Also, lawsuits have been brought in a number of states alleging that beverage alcohol manufacturers and marketers have improperly targeted underage consumers in their advertising. Plaintiffs in these cases allege that the defendants advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time-consuming to defend against, depleting our cash and diverting our personnel resources and, result in significant harm to our business. Future coronavirus (COVID-19) or other pandemic could adversely affect our financial results, operations and outlook for an extended period of time. We have been materially and adversely affected by the COVID-19 outbreak in the past. The full impact of the COVID-19 outbreak is significant, and its effects on our business, financial condition, liquidity, and operations could be adversely affected should another outbreak or pandemic occur. Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales. The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 9, 2025.

Skullenwink LLC

By   /s/ *Keith L Chapman*

Name: Skullenwink LLC

Title: CEO

Exhibit A

FINANCIAL STATEMENTS



Skullenwink, LLC, dba Bone Haus Brewing
(An Arizona Limited Liability Company)-C-Corp
As of December 31, 2023

DRAFT

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
10010 · Operating Chase CHK (#6136)	9,868.95
10011 · Operating First Citizens #6541	23,155.66
10021 · First Citizen Sales&Event #6613	11,157.50
10026 · First Citizen Merch. #6605	10.00
10013 · Cash safe & Petty Cash	2,948.00
10014 · Square register	447.89
10016 · Stripe Inc	242.45
10025 · Chase-Merchandise Sales #6093	915.83
Total Checking/Savings	48,746.28
Other Current Assets	
13025 · Note Receivable-Officers	146,990.77
12100 · Inventory on Hand-Value $40,117	16,448.00
13000 · A/R Distribution Product	5,295.00
13050 · Receivable - R & D Credit 21&22	6,741.00
Total Other Current Assets	175,474.77
Total Current Assets	224,221.05
Fixed Assets	
15000 · Brewery Equipment	316,535.31
15050 · Tenant Improvements	258,263.57
15075 · Furniture & Fixtures	26,567.80
15095 · Accumulated Depreciation	(406,766.00)
Total Fixed Assets	194,600.68
Other Assets	
18000 · Security Deposit	3,374.59
18050 · Startup & Organization Costs	23,896.07
15085 · Capitalized R & D	92,151.33
18095 · Accumulated Amortization	(36,080.00)
Total Other Assets	83,341.99
TOTAL ASSETS	**502,163.72**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
20016 · First Citizens Credit Card	62,519.18
20015 · Chase Business Credit Card	38,600.21
Total Credit Cards	101,119.39
Other Current Liabilities	
20029 · Expansion Payable T.E.	9,000.00
20003 · Fees payable-CPA	574.99
20004 · Line of Credit - FC	70,512.36
20005 · Current Portion of LTD	24,251.17
20020 · Sales Tax Liability	13,270.31
20024 · Accrued TPP Excise Tax	780.50
Total Other Current Liabilities	118,389.33
Total Current Liabilities	219,508.72
Long Term Liabilities	162,394.53
Total Liabilities	381,903.25

No Assurance is Provided on These Financial Statements



Skullenwink, LLC, dba Bone Haus Brewing
(An Arizona Limited Liability Company)-C-Corp
As of December 31, 2023

DRAFT

	Dec 31, 23
Equity	
30099 · Common Stock-A Shares	10,000.00
31000 · Common Stock B-Shares Equity	605,185.23
32000 · Retained Earnings	(138,607.30)
Net Income	(356,317.46)
Total Equity	120,260.47
TOTAL LIABILITIES & EQUITY	**502,163.72**

No Assurance is Provided on These Financial Statements



Skullenwink, LLC, dba Bone Haus Brewing
Statement of Operations
(An Arizona Limited Liability Company)-C-Corp

DRAFT

	Jan - Dec 23	Jan - Dec 22	$ Change	% Change	% of Income
Ordinary Income/Expense					
Income					
40001 · Sales - Tasting Room	827,129.00	773,009.45	54,119.55	7.0%	100.0%
Total Income	827,129.00	773,009.45	54,119.55	7.0%	100.0%
Cost of Goods Sold					
50000 · Cost of Goods Sold					
50003 · Brewing, Grains, Tap Rm, Ingred	144,903.20	111,875.93	33,027.27	29.5%	17.5%
50006 · Staff Brewers	142,530.40	0.00	142,530.40	100.0%	17.2%
50007 · Gases for Brewing	8,263.38	3,287.34	4,976.04	151.4%	1.0%
50020 · Freight & shipping	9,684.61	10,018.21	-333.60	-3.3%	1.2%
50025 · Brewery General Supplies	37,970.11	82,499.53	-44,529.42	-54.0%	4.6%
50260 · Federal Excise Tax	2,725.81	2,539.46	186.35	7.3%	0.3%
Total 50000 · Cost of Goods Sold	346,077.51	210,220.47	135,857.04	64.6%	41.8%
Total COGS	346,077.51	210,220.47	135,857.04	64.6%	41.8%
Gross Profit	481,051.49	562,788.98	-81,737.49	-14.5%	58.2%
Expense					
60000 · Operating Expenses					
60005 · Marketing& Advertising					
60004 · Travel	3,482.36	227.00	3,255.36	1,434.1%	0.4%
60006 · Charitable contributions	200.00	1,200.00	-1,000.00	-83.3%	0.0%
60007 · Marketing	51,147.29	54,694.85	-3,547.56	-6.5%	6.2%
60008 · Entertainers/Bands/Contractors	58,295.24	59,012.79	-717.55	-1.2%	7.0%
60009 · Uniforms	0.00	12,973.07	-12,973.07	-100.0%	0.0%
Total 60005 · Marketing& Advertising	113,124.89	128,107.71	-14,982.82	-11.7%	13.7%
60012 · Dues & Subscriptions	470.00	1,986.00	-1,516.00	-76.3%	0.1%
60015 · Insurance-Liability	4,448.34	4,814.00	-365.66	-7.6%	0.5%
60016 · Bank Service Charges	2,462.80	1,051.57	1,411.23	134.2%	0.3%
60025 · Legal & Professional Fees	20,384.30	31,915.00	-11,530.70	-36.1%	2.5%
63400 · Office Expenses	1,303.09	3,285.43	-1,982.34	-60.3%	0.2%
63405 · Education & Training	0.00	2,912.97	-2,912.97	-100.0%	0.0%
63500 · Licenses & Fees	2,212.10	2,250.46	-38.36	-1.7%	0.3%
67000 · Meals and Entertainment	523.14	992.96	-469.82	-47.3%	0.1%
Total 60000 · Operating Expenses	144,928.66	177,316.10	-32,387.44	-18.3%	17.5%
68000 · Staff Compensation					
68001 · Staff wages	254,650.12	307,974.37	-53,324.25	-17.3%	30.8%
68002 · Officers Compensation	134,788.50	12,307.68	122,480.82	995.2%	16.3%
68005 · Payroll Taxes	66,878.28	12,314.53	54,563.75	443.1%	8.1%
68004 · Insurance - Workers Comp	3,646.90	2,892.00	754.90	26.1%	0.4%
68006 · Payroll Processing Service	6,315.26	3,533.96	2,781.30	78.7%	0.8%
89010 · Capitalized Research & Dev. Exp	0.00	-92,151.33	92,151.33	100.0%	0.0%
68000 · Staff Compensation - Other	0.00	0.00	0.00	0.0%	0.0%
Total 68000 · Staff Compensation	466,279.06	246,871.21	219,407.85	88.9%	56.4%
69000 · Facilities Expenses					
69005 · Rent or Lease	65,187.68	59,979.73	5,207.95	8.7%	7.9%
69010 · Utilities	19,575.63	15,188.99	4,386.64	28.9%	2.4%
69015 · Repair & Maintenance	3,683.74	7,185.43	-3,501.69	-48.7%	0.4%
Total 69000 · Facilities Expenses	88,447.05	82,354.15	6,092.90	7.4%	10.7%
Total Expense	699,654.77	506,541.46	193,113.31	38.1%	84.6%
Net Ordinary Income	-218,603.28	56,247.52	-274,850.80	-488.7%	-26.4%
Other Income/Expense					
Other Income					
81000 · Sale of equipment/Rebates	3,709.47	6,546.68	-2,837.21	-43.3%	0.4%
82000 · Festival Revenue & Expense	-7,073.03	-1,008.62	-6,064.41	-601.3%	-0.9%
Total Other Income	-3,363.56	5,538.06	-8,901.62	-160.7%	-0.4%
Other Expense					
89003 · Loss on Walk in Cooler	19,600.00	0.00	19,600.00	100.0%	2.4%
87000 · Amortization	18,430.00	10,808.00	7,622.00	70.5%	2.2%
88000 · Depreciation	69,521.00	137,132.00	-67,611.00	-49.3%	8.4%
89000 · Interest Expense-LOC	5,099.64	8,668.60	-3,568.96	-41.2%	0.6%
89001 · Intrerest CC	7,204.93	0.00	7,204.93	100.0%	0.9%
89002 · Interest Expense-Ascentium	3,985.35	3,844.68	140.67	3.7%	0.5%
89004 · Interest Expense - FC	10,509.70	0.00	10,509.70	100.0%	1.3%
Total Other Expense	134,350.62	160,453.28	-26,102.66	-16.3%	16.2%
Net Other Income	-137,714.18	-154,915.22	17,201.04	11.1%	-16.6%
Net Income	**-356,317.46**	**-98,667.70**	**-257,649.76**	**-261.1%**	-43.1%

No Assurance is Provided on These Financial Statements

Skullenwink, LLC, dba Bone Haus Brewing
Statement of Cash Flows
(An Arizona Limited Liability Company)-C-Corp

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	-356,317.46
Adjustments to reconcile Net Income	
to net cash provided by operations:	
13025 · Note Receivable-Officers	33,921.00
12100 · Inventory on Hand-Value $40,117	6,867.00
13000 · A/R Distribution Product	2,218.00
13050 · Receivable - R & D Credit 21&22	7,773.00
20016 · First Citizens Credit Card	62,519.18
20015 · Chase Business Credit Card	20,770.47
20029 · Expansion Payable T.E.	9,000.00
20003 · Fees payable-CPA	574.99
20004 · Line of Credit - FC	70,512.36
20005 · Current Portion of LTD	-42.28
20020 · Sales Tax Liability	-1,602.54
20024 · Accrued TPP Excise Tax	179.97
20027 · Equipment payable	-18,253.00
Net cash provided by Operating Activities	-161,879.31
INVESTING ACTIVITIES	
15050 · Tenant Improvements	-42,387.85
15095 · Accumulated Depreciation	69,521.00
18010 · Disputed-Walk In Cooler	19,600.00
18095 · Accumulated Amortization	18,430.00
18100 · Escrow Cash Mgmt.-Start Engine	12,753.39
Net cash provided by Investing Activities	77,916.54
FINANCING ACTIVITIES	
23015 · Note Payable-FC Working Cap.	186,645.70
23016 · Less Current Portion LTD	-24,251.17
20021 · Chase - Line of Credit	-80,711.85
20021 · Chase - Line of Credit:20022 · Less Current Portion of LTD	14,319.84
23005 · Note Payable-Ascentium Capital	-38,468.51
23005 · Note Payable-Ascentium Capital:23006 · Less Current Portion of LTD	9,973.61
31000 · Common Stock B-Shares Equity:31010 · Costs of Capital Raise	-11,402.46
Net cash provided by Financing Activities	56,105.16
Net cash increase for period	-27,857.61
Cash at beginning of period	76,603.89
Cash at end of period	**48,746.28**

No Assurance is Provided on These Financial statements

Skullenwink, LLC, dba Bone Haus Brewing
(An Arizona Limited Liability Company)-C-Corp
As of December 31, 2024

	Dec 31, 24
ASSETS	
Current Assets	
Checking/Savings	
10010 · Operating Chase CHK (#6136)	572.80
10011 · Operating First Citizens #6541	17,752.35
10021 · First Citizen Sales&Event #6613	6,066.50
10026 · First Citizen Merch. #6605	55.00
10013 · Cash safe & Petty Cash	1,477.00
10014 · Square register	454.16
10025 · Chase-Merchandise Sales #0693	222.19
10030 · Square Savings Account	8,865.26
Total Checking/Savings	35,465.26
Other Current Assets	
13025 · Note Receivable-Officers	46,078.15
12100 · Inventory on Hand-Value $22,429	9,196.00
13000 · A/R Distribution Product	1,531.50
13050 · Receivable - R & D Credit 21&22	6,741.00
Total Other Current Assets	63,546.65
Total Current Assets	99,011.91
Fixed Assets	
15000 · Brewery Equipment	316,535.31
15050 · Tenant Improvements	258,263.57
15075 · Furniture & Fixtures	26,567.80
15095 · Accumulated Depreciation	(424,419.00)
Total Fixed Assets	176,947.68
Other Assets	
18000 · Security Deposit	3,374.59
18050 · Startup & Organization Costs	23,896.07
15085 · Capitalized R & D - 2022	92,151.33
15086 · Capitalized R & D - 2023	107,319.82
18095 · Accumulated Amortization	(89,894.00)
Total Other Assets	136,847.81
TOTAL ASSETS	**412,807.40**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
20016 · First Citizens Cred. Card #9883	73,690.75
20015 · Chase Business Credit Card	42,357.47
Total Credit Cards	116,048.22
Other Current Liabilities	
20018 · Square Note Payable	49,259.84
20004 · Line of Credit - FC	87,940.68
20005 · Current Portion of LTD	25,893.25
20020 · Sales Tax Liability	11,385.40
20024 · Accrued TPP Excise Tax	499.10
20017 · Accrued Interest-FC	1,477.03
Total Other Current Liabilities	176,455.30
Total Current Liabilities	292,503.52
Long Term Liabilities	
23015 · Note Payable-FC Working Cap.	162,098.66
23016 · Less Current Portion LTD	(25,893.25)

No Assurance is Provided on These Financial Statements

Skullenwink, LLC, dba Bone Haus Brewing
(An Arizona Limited Liability Company)-C-Corp
As of December 31, 2024

	Dec 31, 24
Total Long Term Liabilities	136,205.41
Total Liabilities	428,708.93
Equity	
30099 · Common Stock-A Shares	10,000.00
31000 · Common Stock B-Shares Equity	
31010 · Costs of Capital Raise	(201,776.00)
31000 · Common Stock B-Shares Equity - Other	806,961.23
Total 31000 · Common Stock B-Shares Equity	605,185.23
32000 · Retained Earnings	(398,336.94)
Net Income	(232,749.82)
Total Equity	(15,901.53)
TOTAL LIABILITIES & EQUITY	412,807.40

No Assurance is Provided on These Financial Statements

Skullenwink, LLC, dba Bone Haus Brewing
Statement of Operations
(An Arizona Limited Liability Company)-C-Corp

	Jan - Dec 24	% of Income
Ordinary Income/Expense		
Income		
40001 · Sales - Tasting Room	667,792.26	100.0%
Total Income	667,792.26	100.0%
Cost of Goods Sold		
50000 · Cost of Goods Sold		
50003 · Brewing, Grains, Tap Rm, Ingred	139,246.69	20.9%
50004 · Brewers Compensation	103,708.57	15.5%
50007 · Gases for Brewing	7,260.69	1.1%
50020 · Freight & shipping	18,633.28	2.8%
50025 · Brewery General Supplies	39,915.06	6.0%
50260 · Federal Excise Tax	2,323.40	0.3%
Total 50000 · Cost of Goods Sold	311,087.69	46.6%
Total COGS	311,087.69	46.6%
Gross Profit	356,704.57	53.4%
Expense		
60000 · Operating Expenses		
60005 · Marketing& Advertising		
60004 · Travel	13,881.69	2.1%
60006 · Charitable contributions	4,315.00	0.6%
60007 · Marketing	25,459.06	3.8%
60008 · Entertainers/Bands/Contractors	48,539.20	7.3%
Total 60005 · Marketing& Advertising	92,194.95	13.8%
60012 · Dues & Subscriptions	600.00	0.1%
60015 · Insurance-Liability	5,749.36	0.9%
60016 · Bank Service Charges	4,192.63	0.6%
60025 · Legal & Professional Fees	10,513.59	1.6%
63400 · Office Expenses	915.55	0.1%
63500 · Licenses & Fees	2,291.00	0.3%
67000 · Meals and Entertainment	142.55	0.0%
Total 60000 · Operating Expenses	116,599.63	17.5%
68000 · Staff Compensation		
68001 · Staff wages	200,985.22	30.1%
68002 · Officers Compensation	13,008.67	1.9%
68005 · Payroll Taxes	27,482.47	4.1%
68004 · Insurance - Workers Comp	2,507.24	0.4%
68006 · Payroll Processing Service	12,088.02	1.8%
Total 68000 · Staff Compensation	256,071.62	38.3%
69000 · Facilities Expenses		
69005 · Rent or Lease	84,680.37	12.7%
69010 · Utilities	24,986.47	3.7%
69015 · Repair & Maintenance	6,092.05	0.9%
Total 69000 · Facilities Expenses	115,758.89	17.3%
Total Expense	488,430.14	73.1%
Net Ordinary Income	-131,725.57	-19.7%
Other Income/Expense		
Other Income		
80000 · Interest Earned	54.01	0.0%
81000 · Sale of equipment/Rebates	1,182.99	0.2%
82000 · Festival Revenue & Expense	15,676.00	2.3%
Total Other Income	16,913.00	2.5%

No Assurance is Provided on These Financial Statements

Skullenwink, LLC, dba Bone Haus Brewing
Statement of Operations
(An Arizona Limited Liability Company)-C-Corp

	Jan - Dec 24	% of Income
Other Expense		
87000 · Amortization	41,489.00	6.2%
88000 · Depreciation	19,246.00	2.9%
89000 · Interest Expense-LOC	24,539.21	3.7%
89001 · Intrerest Chase CC	6,705.47	1.0%
89004 · Interest Expense - FC Work Cap.	13,074.57	2.0%
89005 · Square Loan interest	12,883.00	1.9%
Total Other Expense	117,937.25	17.7%
Net Other Income	-101,024.25	-15.1%
Net Income	**-232,749.82**	**-34.9%**

No Assurance is Provided on These Financial Statements

Skullenwink, LLC, dba Bone Haus Brewing
Statement of Cash Flows
(An Arizona Limited Liability Company)-C-Corp

	Jan - Dec 24
OPERATING ACTIVITIES	
Net Income	-232,749.82
Adjustments to reconcile Net Income	
to net cash provided by operations:	
13025 · Note Receivable-Officers	100,912.62
12100 · Inventory on Hand-Value $22,429	7,252.00
13000 · A/R Distribution Product	3,763.50
20016 · First Citizens Cred. Card #9883	11,171.57
20015 · Chase Business Credit Card	3,757.26
20018 · Square Note Payable	49,259.84
20029 · Expansion Payable T.E.	-9,000.00
20003 · Fees payable-CPA	-574.99
20004 · Line of Credit - FC	17,428.32
20005 · Current Portion of LTD	1,642.08
20020 · Sales Tax Liability	-1,884.91
20024 · Accrued TPP Excise Tax	-281.40
20017 · Accrued Interest-FC	1,477.03
Net cash provided by Operating Activities	-47,826.90
INVESTING ACTIVITIES	
15095 · Accumulated Depreciation	19,246.00
18095 · Accumulated Amortization	41,489.00
Net cash provided by Investing Activities	60,735.00
FINANCING ACTIVITIES	
23015 · Note Payable-FC Working Cap.	-24,547.04
23016 · Less Current Portion LTD	-1,642.08
Net cash provided by Financing Activities	-26,189.12
Net cash increase for period	-13,281.02
Cash at beginning of period	48,746.28
Cash at end of period	**35,465.26**

No Assurance is Provided on These Financial statements

NOTE 1 – NATURE OF OPERATIONS

Skullenwink LLC was formed on May 11, 2015 ("Inception") in the State of Arizona. The financial statements of Skullenwink LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Fountain Hills, Arizona.

Skullenwink LLC, doing business as Bone Haus Brewing, is a microbrewery in Fountain Hills, Arizona that specializes in brewing high-quality craft beer, craft soda, and hard seltzers under a very unique brand story based on the legends and lore of local Arizona history from the late 1800s. The Company also sells merchandise including apparel, homeware, glassware, and a variety of packaged food items such as coffee, snacks, and sauces. The Company has four main sales channels including tap room retail sales, online sales through bonehausbrewing.com, self-distribution of craft beer and craft soda in the state of Arizona, and sales through two Arizona distributors ranging from Flagstaff and other parts of northern Arizona to Phoenix metro areas.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from multiple channels including tap room beverage sales, wholesale distribution sales, and retail merchandise when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Arizona state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the previous 3 fiscal years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Long Term Debt: $136,205
The company currently holds $136,205 in long-term debt which is composed of capital loans used for purchasing production equipment and expenses related to business expansion.

Short Term Debt: $292,504
The company currently holds $292,504 in short-term debt which consists of credit card balances and expansion payable liability.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. We are currently committed to the following supplier contracts and property lease:

Hop Contracts
Freestyle Hops – remaining $1000 for 2025
Yakima Chief Hops – remaining $12,000 for 2025

Billy Goat Hops – remaining $1000 for 2025

Property Lease
Property at 14825 E. Shea Blvd., Suite 101, Fountain Hills, AZ 85268 – remaining 16 months at $65,059

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
The Company did not issue any authorized common stock in the year 2024.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions to report for 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 1, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Keith Chapman, the CEO of Skullenwink LLC dba Bone Haus Brewing, hereby certify that the financial statements of Skullenwink LLC and notes thereto for the periods ending December 31, 2023 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Skullenwink LLC has not yet filed its federal tax return for 2024. For the year 2023 the amounts reported on our tax returns were total income of $580,673; taxable income of -$244,679 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 1, 2025.

_____ (Signature)

_____CEO_____ (Title)

_____4/1/25_____ (Date)

SKULLENWINK, LLC, DBA BONE HAUS BREWING
An Arizona C-Corporation
Statement of Changes in Shareholder Equity

	Shareholder Equity $ Amount	Retained Earnings $(Deficit)	Total Shareholder $Equity
Ending Balance 12/31/23	$615,185	($398,337)	$216,848
Net Loss		($232,750)	($232,750)
Ending Balance 12/31/24	$615,185	($631,087)	($15,902)

CERTIFICATION

I, Keith L Chapman, Principal Executive Officer of Skullenwink LLC, hereby certify that the financial statements of Skullenwink LLC included in this Report are true and complete in all material respects.

Keith L Chapman

CEO